Exhibit 99.1

Company announcement – No. 69/ 2021 Company announcement – No. 69 / 2021

Zealand Pharma increases its share capital as a consequence of exercise of employee warrants

Copenhagen, DK and Boston, MA, U.S. November 19, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, has increased its share capital by a nominal amount of DKK 47,045 divided into 47,045 new shares with a nominal value of DKK 1 each. The increase is a consequence of the exercise of warrants granted under several of Zealand Pharma's employee warrant programs.

Employee warrant programs are part of Zealand Pharma’s incentive scheme, and each warrant gives the owner the right to subscribe for one new Zealand Pharma-share at a pre specified price, the exercise price, in specific predefined time periods before expiration. For a more detailed description of Zealand Pharma’s warrant programs, see the company’s Articles of Association, which are available on the website: www.zealandpharma.com.

The exercise price was DKK 135.30 per share for 1,934 of the new shares, DKK 100.80 per share for 5,111 of the new shares and DKK 90.00 per share for 40,000 of the new shares. The total proceeds to Zealand Pharma from the capital increase amount to DKK 4,376,859.00.

The new shares give rights to dividend and other rights from the time of the warrant holder's exercise notice. Each new share carries one vote at Zealand Pharma’s general meetings. Zealand Pharma has only one class of shares.

The new shares will be listed on Nasdaq Copenhagen after registration of the capital increase with the Danish Business Authority. Following registration of the new shares, the share capital of Zealand Pharma will be nominal DKK 43,628,742 divided into 43,628,742 shares with a nominal value of DKK 1 each.

The amendments to Zealand Pharma’s Articles of Association entailed by the share capital increase have been set out below. A full copy of the amended Articles of Association can be found at https://www.zealandpharma.com/ and registered today with the Danish Business Authority.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations
Claudia Styslinger
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com

The amendments to Zealand’s Articles of Association to reflect the capital increase, and a general update due to cancellations of warrants, are as follows:

1.	On page 2, section 4.1 – the Articles have been amended to reflect the new share capital

Selskabets aktiekapital udgør DKK 43.628.742.	The share capital of the Company is DKK 43,628,742.

2.	On page 13 and 14, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.e):

På et bestyrelsesmøde i Selskabet afholdt den 6. april 2017 vedtog Selskabets bestyrelse at udstede warrants (2017-1 employee incentive program) svarende til nominelt DKK 424.000 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 424.000. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.e. Bilag 8.4.e udgør en integreret del af nærværende vedtægter. 131.900 warrants udstedt under dette program er pr. 10. september 2021 bortfaldet. 17.263 warrants er udnyttet den 15. april 2020, 38.121 warrants er udnyttet den 26. maj 2020, 14.495 warrants er udnyttet den 12. juni 2020, 8.050 er udnyttet den 21. august 2020, 2.976 warrants er udnyttet den 11. september 2020, 11.495 warrants er udnyttet den 20. november 2020, 3.250 warrants er udnyttet den 11. december 2020, 3.770 warrants er udnyttet den 19. marts 2021, 3.900 warrants er udnyttet den 9. april 2021, 2.000 warrants er udnyttet den 20. maj 2021, 4.395 warrants er udnyttet den 10. juni 2021, 1,854 warrants er udnyttet den 20. august 2021, 8.089 warrants er udnyttet den 10. september 2021, og 1.934 warrents er udnyttet den 19 November 2021. Som følge af dels udnyttelse, dels bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 170.508 warrants.

At a meeting of the board of directors of the Company held on 6 April 2017, the board of directors of the Company resolved to issue warrants (2017-1 employee incentive program) corresponding to a nominal amount of DKK 424,000 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 424,000. The complete terms of the warrants are attached as Schedule 8.4.e. Schedule 8.4.e constitutes an integrated part of these Articles of Association. 131,900 warrants issued under this program has lapsed per 10 September 2021. 17,263 warrants were exercised on 15 April 2020, 38,121 warrants were exercised on 26 May 2020, 14,495 warrants were exercised on 12 June 2020, 8,050 warrants were exercised on 21 August 2020, 2,976 warrants were exercised on 11 September 2020, 11,495 warrants were exercised on 20 November 2020, 3,250 warrants were exercised on 11 December 2020, 3,770 warrants were exercised on 19 March 2021, 3,900 warrants were exercised on 9 April 2021, 2,000 warrants were exercised on 20 May 2021, 4,395 warrants were exercised on 10 June 2021, 1,854 warrants were exercised on 20 August 2021, 8,089 warrants were exercised on 10 September 2021, and 1.934 warrants were exercised on 19 November 2021. As a result of exercise/lapse of warrants, the number of warrants available for exercise has been reduced to 170,508 warrants.

3.	On page 15 and 16, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.i):

På et bestyrelsesmøde i Selskabet afholdt den 22. maj 2018 vedtog Selskabets bestyrelse at udstede warrants (2018-1 employee incentive program) svarende til nominelt DKK 515.500 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 515.500. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.i. Bilag 8.4.i udgør en integreret del af nærværende vedtægter. 106.500 warrants udstedt under dette program er pr. 10. september 2021 bortfaldet. 85.601 warrants er udnyttet den 10. juni 2021, 7,257 warrants er udnyttet den 20. august 2021, 14.000 warrants er udnyttet den 10. september 2021, og 5.111 warrants er udnyttet den 19. November 2021. Som følge af dels udnyttelse, dels bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 297.031 warrants.

At a meeting of the board of directors of the Company held on 22 May 2018, the board of directors of the Company resolved to issue warrants (2018-1 employee incentive program) corresponding to a nominal amount of DKK 515,500 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 515,500. The complete terms of the warrants are attached as Schedule 8.4.i. Schedule 8.4.i constitutes an integrated part of these Articles of Association. 106,500 warrants issued under this program has lapsed per 10 September 2021. 85,601 warrants were exercised on 10 June 2021, 7,257 warrants were exercised on 20 August 2021, and 14,000 warrants were exercised on 10 September 2021, and 5,111 warrants were exercised on 19 November 2021. As a result of exercise/lapse of warrants, the number of warrants available for exercise has been reduced to 297,031 warrants.

4.	On page 16 and 17, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.k):

På et bestyrelsesmøde i Selskabet afholdt den 15. oktober 2018 vedtog Selskabets bestyrelse at udstede warrants (2018-2 employee incentive program) svarende til nominelt DKK 40.000 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 40.000. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.k. Bilag 8.4.k udgør en integreret del af nærværende vedtægter. 40.000 warrants er udnyttet den 19. november 2021. Som følge af udnyttelse er der ikke flere udestående warrants der kan udnyttes.

At a meeting of the board of directors of the Company held on 15 October 2018, the board of directors of the Company resolved to issue warrants (2018-2 employee incentive program) corresponding to a nominal amount of DKK 40,000 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 40,000. The complete terms of the warrants are attached as Schedule 8.4.k. Schedule 8.4.k constitutes an integrated part of these Articles of Association. 40,000 warrants were exercised on 19 November 2021. As a result of exercise, no warrants are left available for exercise.

5.	On page 42 the Articles of Association have been amended so that there is a revised paragraph that states:

Vedtaget på bestyrelsesmøde afholdt den 19. november 2021.	Approved at the board meeting held on 19 November 2021.